

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 1, 2017

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

> **Re: Lonestar Resources US Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2017**
> **File No. 333-221392**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 1-37670**

Dear Mr. Bracken:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed November 7, 2017

General

1. Please note that the staff's comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 must be resolved before we will be in a position to declare your registration statement effective.

Form 10-K for the Fiscal Year ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

General

2.   We note in your Highlights section of your earnings releases you present the non-GAAP measure Adjusted EBITDAX, but omit disclosure and discussion of the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for additional guidance.

Business, page 3

3.   Please provide the total gross and net productive wells expressed separately for oil and gas to comply with paragraph (a) of Item 1208 of Regulation S-K.

Development of Proved Undeveloped Reserves, page 10

4.   You disclose that you converted 2,435 Mboe of proved undeveloped reserves to developed status during 2016, equating to approximately 9.1% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 29,542 MBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

5.   Please provide us with your development schedule, indicating for each future annual period, the number of gross wells drilled, the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed. Refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us whether all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Oil and Natural Gas Data, page 8

6.   Please revise your reconciliation of the non-GAAP measure PV-10 beginning on page 9
        to begin with the Standardized Measure of Discounted Future Net Cash Flows, the most
        directly comparable GAAP measure. Your current presentation places greater
        prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the
        Compliance and Disclosure Interpretations.

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Net proved Reserve Summary, page F-26

7.   Please expand the disclosure relating to the changes in total net proved reserves for each
        of the periods presented to provide an appropriate narrative explanation for the significant
        changes relating to each line item entry within your reconciliation, such as revisions of
        previous estimates, improved recovery, extensions and discoveries, acquisitions and
        divestitures. Your explanation should address the change for the line item by separately
        identifying and quantifying each factor that contributed to a significant change so that the
        change in net reserves between periods is fully explained. To the extent that two or more
        factors contribute to a significant change, indicate the net amount attributable to each
        factor accompanied by a narrative explanation. Your disclosure of revisions in the
        previous estimates of reserves in particular should identify such factors as changes caused
        by commodity prices, well performance, unsuccessful and/or uneconomic proved
        undeveloped locations or the removal of proved undeveloped locations due to changes in
        a previously adopted development plan. This comment also applies to the disclosure of
        revisions of previous estimates of proved undeveloped reserves provided elsewhere on
        page 10 for the fiscal year ended December 31, 2016. Refer to Item 1203(b) of
        Regulation S-K and FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows, page F-27

8.   Please tell us if the asset retirement obligations used in the calculation of the standardized
        measure include the costs related to the future undrilled proved locations for which you
        have assigned proved undeveloped reserves as of December 31, 2015 and 2016,
        respectively, as well as costs related to the abandonment of the related equipment,
        facilities and gathering lines. If such costs have been omitted, please revise your
        estimates or tell us why a revision in the calculation of the standardized measure is not
        necessary.

If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Exhibit 99.4

9.   The reserves report appears to have certain inconsistencies with the disclosure in your annual report on Form 10-K and does not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to address the following points.

- The reserves report appears to indicate that the reserves presented therein were prepared in conformance with the definitions and requirements of the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers Petroleum Resources Management System, e.g. the SPE PRMS.

  Please advise or obtain and file a revised reserves report that removes references to definitions and requirement other than those as identified under 1) Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 and 2) the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.

  To the extent that your estimates do not meet the requirements of the SEC and FASB, please amend the reserves report and the estimates of reserves and future net cash flows presented throughout your annual report on Form 10-K for the fiscal year ended December 31, 2016.

- The reserves report includes information relating to probable and possible reserves not provided in your annual report on Form 10-K. It is the staff's view that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or revise your Form 10-K to present this optional information in a manner that is consistent with the disclosure requirements under Item 1202 of Regulation S-K.

- The reserves report should include the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. This information should be included in the report pursuant to Item 1202(a)(8)(i) of Regulation S-K.

- The reserves report should include the date on which the report was completed (in addition to the effective date). This information should be included in the report pursuant to Item 1202(a)(8)(ii) of Regulation S-K.

- The reserves report should include the proportion of the registrant's total reserves covered by the report. This information should be included in the report pursuant to Item 1202(a)(8)(iii) of Regulation S-K.

- The reserves report should include the figures for the average realized prices by product type after adjustments for location and quality differentials such as transportation, quality, and gravity in addition to the initial benchmark prices for the reserves included in the report. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Staff Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources